FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of October 2004


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                        _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)







                                   SCHEDULE 5
                        BLOCK LISTING SIX MONTHLY RETURN


To: Listing Applications
    UK Listing Authority
    Financial Services Authority
    25, The North Colonnade
    Canary Wharf
    London, E14 5HS


               Please ensure the entries on this return are typed

1.  Name of company COLT Telecom Group plc

2.  Name of scheme COLT Telecom Group Share Plan

3.  Period of return: From 15.04.2004 to 14.10.2004

4.  Number and class of share(s) (amount of stock/debt security)     1,971,113
    not issued under scheme

5.  Number of shares issued/allotted under scheme during period:        56,892

6.  Balance under scheme not yet issued/allotted at end of           1,914,221
    period

7.  Number and class of share(s) (amount of stock/debt securities)   8,500,000
    originally listed and the date of admission;                    14.04.2000


Please confirm total number of shares in issue at the end of the period in order for us to update our records 1,511,025,746


Contact for queries:

Name: Adrian Goodenough                  Address: Beaufort House
Telephone: 020 7947 1677                          15 St. Botolph Street
                                                  London EC3A 7QN

Person making return

Name: Adrian Goodenough
Position:
Signature:





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.


Date: 18 October 2004                                COLT Telecom Group plc


                                                     By: ___Jane Forrest___

                                                     Jane Forrest
                                                     Company Secretary